April 27, 2026

Oren Gilad
Chief Executive Officer
Aprea Therapeutics, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Aprea Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 22, 2026
           File No. 333-295247
Dear Oren Gilad:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Patrick O'Malley, Esq.